A.G.P./Alliance Global Partners
590 Madison Avenue
New York, New York 10022

February 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	PDS Biotechnology Corporation (the “Company”) File No. 333-235549 Registration Statement on Form S-1

Ladies and Gentlemen:

Reference is made to that certain letter filed as correspondence by A.G.P./Alliance Global Partners, as representative of the underwriters of the offering (the “Representative”), with the U.S. Securities and Exchange Commission via EDGAR on February 5, 2020, in which the Representative joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for Thursday, February 6, 2020 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.  The Company is withdrawing such request for acceleration of the effective date and the Representative joins in the request of the Company and hereby formally withdraws its request for acceleration of the effective date at such time.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas Higgins
Name: Thomas Higgins
Title: Managing Director